UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

       Press Release

Highlights

The main figures obtained by Bradesco in the first quarter of 2015 are presented below:

1.   Adjusted Net Income(1) for the first quarter of 2015 stood at R$ 4.274 billion (a 23.1% increase compared to the R$ 3.473 billion recorded in the same period of 2014), corresponding to earnings per share of R$ 3.21 and Return on Average Adjusted Equity(2) of 22.3%.

2.   As for the source, the Adjusted Net Income is composed of R$ 2.991 billion from financial activities, representing 70.0% of the total, and of R$ 1.283 billion from insurance, pension plans and capitalization bonds operations, which together account for 30.0%.

3.   On March 31, 2015, Bradesco market value stood at R$ 150.532 billion(3), showing a growth of 10.7% over March 31, 2013.

4.   Total Assets, in March 2015, stood at R$ 1.035 trillion, an increase of 12.2% over the March 2014 balance. The return on Average Total Assets was 1.7%, an increase of 0.2 p.p. over March 2014 (1.5%).

5.   In March 2015, the Expanded Loan Portfolio(4) reached R$ 463.305 billion, up 7.2% over March 2014. Operations with individuals totaled R$ 142.051 billion (an increase of 7.1% over March 2014), while corporate segment operations totaled R$ 321.254 billion (up 7.2% over March 2014).

6.   Assets under Management stood at R$ 1.431 trillion, a 12.0% increase over March 2014.

7.   Shareholders’ Equity totaled R$ 83.937 billion in March 2015, 14.5% higher than in March 2014. Basel III Ratio, calculated based on the Prudential Consolidated stood at 15.2% in March 2015, 12.1% of which was classified as Common Equity/Tier I.

8.   A total of R$ 1.494 billion was paid to shareholders as Interest on Shareholders’ Equity for the first quarter of 2015, of which R$ 248.666 million were paid in monthly and interim installments and R$ 1.245 billion were provisioned.

9.   The Interest Earning Portion of the Net Interest Income stood at R$ 13.273 billion, up 22.1% compared to the first quarter of 2014.

10. The Delinquency Ratio over 90 days stood at 3.6% on March 31, 2015.

11. The Operating Efficiency Ratio (ER)(5) in March 2015 was 38.3% (41.9% in March 2014), while in the “risk-adjusted” concept, it stood at 46.9% (51.4% in March 2014). It is important to note that, in the first quarter of 2015, we had the best quarterly ER ever registered (36.3%).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 13.634 billion in the first quarter of 2015, up 19.1% when compared to the same period in 2014. Technical Reserves stood at R$ 157.295 billion, an increase of 14.2% compared to the balance in March 2014.

13.Investments in infrastructure, information technology and telecommunications amounted to R$ 1.313 billion in the first quarter of 2015, up 15.6% over the same period in the previous year.

14.Taxes and contributions paid or recorded in provision, including social security, totaled R$ 5.826 billion, of which R$ 2.644 billion were related to taxes withheld and collected from third parties, and R$ 3.182 billion were calculated based on activities developed by Bradesco Organization, equivalent to 74.5% of the Adjusted Net Income(1).

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) Excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period;(4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing creditrisk – commercial portfolio, which includes debentures and promissory notes; and(5) In the last 12 months.

  4  Economic and Financial Analysis Report – March 2015

Press Release

Highlights

15. Bradesco has an extensive Customer Service Network in Brazil, with 4,661 Branches and 3,502 Service Points (PAs). Customers can also count on 1,135 ATMs, 50,043 Bradesco Expresso service points, 31,091 Bradesco Dia & Noite ATMs, and 17,850 Banco24Horas Network ATMs.

16. Payroll, plus charges and benefits, totaled R$ 2.950 billion. Social benefits provided to all 94,976 employees of Bradesco Organization and their dependents amounted to R$ 752.497 million, while investments in education, training and development programs totaled R$ 22.663 million.

17. Major Awards and Acknowledgments in the period:

•       Bradesco was considered the most valuable banking brand in Latin America and the 15th in the global ranking (The Banker Magazine / Brand Finance);

•       Leading bank in the general ranking of assets under custody, exceeding the amount of R$ 1 trillion, for the first time, in
November 2014 (Investidor Institucional Magazine / Anbima);

•       It was a highlight in the list of “Investment Funds of the Century”, figuring with three funds among the 20 best in profitability, between 2000 and 2014 (Valor Econômico Newspaper, in a study conducted by the Center of Finance Studies at Fundação Getúlio Vargas); and

•       Bradesco Saúde was elected the most promising company for 2015, in the “Pharmaceutical and Health” segment. (Forbes Brasil Magazine, in a research conducted with market consultants, economists and private equity executives).

Bradesco Organization is fully committed with internationally recognized sustainability and corporate governance initiatives, particularly: Global Compact, PRI (Principles for Responsible Investment), and Equator Principles. We set our guidelines and strategies with a view to incorporating the best sustainability practices into our businesses, considering the context and the potential of each region, thus contributing to the generation of value in the Organization. The driving forces behind our engagement are inclusion with education, democratization and presence, innovation, sustainability and continuity of our businesses. Our management process adopts economic and social, and environmental indexes developed in Brazil and abroad, such as the Dow Jones Sustainability Index (DJSI), the Corporate Sustainability Index (ISE, of BM&FBovespa), and the Carbon Efficient Index (ICO2, also of BM&FBovespa), as well as the guidelines and indexes of the Global Reporting Initiative (GRI) and the CDP.

With a broad social and educational program in place for 58 years, Fundação Bradesco operates 40 schools across Brazil. In 2015, an estimated R$ 537.311 million budget will benefit approximately 101,609 students enrolled in its schools in the following levels: basic education (kindergarten to high school) and vocational training - high school, youth and adult education; and preliminary and continuing vocational training, which focuses on creating jobs and income. In addition to being guaranteed free quality education, the approximately 44 thousand students enrolled in the Basic Education system also receive uniforms, school supplies, meals, and medical and dental assistance. With regard to the distance learning system (EaD), it is estimated that 380 thousand students will benefit from it, through its e-learning portal Escola Virtual (Virtual School). In addition to these 380 thousand students who will conclude, at least, one of the various courses offered in its schedule, another 17 thousand students will benefit from projects and initiatives carried out in partnership with Centers for Digital Inclusion (CDIs), the Educa+Ação Program, and from Technology courses (Educar e Aprender - Educating and Learning).

Bradesco    5

       Press Release

Main Information

	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	Variation %
									1Q15 x 4Q14	1Q15 x 1Q14
Income Statement for the Period - R$ million
Book Net Income	4,244	3,993	3,875	3,778	3,443	3,079	3,064	2,949	6.3	23.3
Adjusted Net Income	4,274	4,132	3,950	3,804	3,473	3,199	3,082	2,978	3.4	23.1
Total Net Interest Income	13,599	12,986	12,281	12,066	10,962	11,264	10,729	10,587	4.7	24.1
Gross Credit Intermediation Margin	10,242	10,061	9,798	9,460	9,048	9,175	8,989	8,673	1.8	13.2
Net Credit Intermediation Margin	6,662	6,754	6,450	6,319	6,187	6,214	6,108	5,579	(1.4)	7.7
Provision for Loan Losses (ALL) Expenses	(3,580)	(3,307)	(3,348)	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	8.3	25.1
Fee and Commission Income	5,744	5,839	5,639	5,328	5,283	5,227	4,977	4,983	(1.6)	8.7
Administrative and Personnel Expenses	(7,084)	(7,835)	(7,192)	(7,023)	(6,765)	(7,313)	(6,977)	(6,769)	(9.6)	4.7
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,634	17,806	12,904	13,992	11,450	14,492	11,069	13,238	(23.4)	19.1
Statement of Financial Position - R$ million
Total Assets	1,034,815	1,032,040	987,364	931,132	922,229	908,139	907,694	896,697	0.3	12.2
Securities	344,430	346,358	343,445	333,200	321,970	313,327	313,679	309,027	(0.6)	7.0
Loan Operations (1)	463,305	455,127	444,195	435,231	432,297	427,273	412,559	402,517	1.8	7.2
- Individuals	142,051	141,432	138,028	135,068	132,652	130,750	127,068	123,260	0.4	7.1
- Corporate	321,254	313,695	306,167	300,163	299,645	296,523	285,490	279,257	2.4	7.2
Allowance for Loan Losses (ALL) (2)	(23,618)	(23,146)	(22,623)	(21,791)	(21,407)	(21,687)	(21,476)	(21,455)	2.0	10.3
Total Deposits	211,702	211,612	211,882	213,270	218,709	218,063	216,778	208,485	-	(3.2)
Technical Reserves	157,295	153,267	145,969	142,731	137,751	136,229	133,554	131,819	2.6	14.2
Shareholders' Equity	83,937	81,508	79,242	76,800	73,326	70,940	67,033	66,028	3.0	14.5
Assets under Management	1,431,090	1,426,099	1,385,135	1,304,690	1,277,670	1,260,056	1,256,220	1,233,546	0.3	12.0
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.21	3.05	2.87	2.69	2.53	2.42	2.37	2.33	5.2	26.9
Book Value per Common and Preferred Share - R$ (4)	16.67	16.19	15.74	15.25	14.56	14.09	13.31	13.10	3.0	14.5
Annualized Return on Average Equity (5) (6)	22.3	20.1	20.4	20.7	20.5	18.0	18.4	18.8	2.2 p.p.	1.8 p.p.
Annualized Return on Common Equity to 11% - BIS III (3)	25.3	24.2	22.8	21.4	20.1	-	-	-	1.1 p.p.	5.2 p.p.
Annualized Return on Average Assets (6)	1.7	1.6	1.6	1.6	1.5	1.4	1.3	1.3	0.1 p.p.	0.2 p.p.
Average Rates - 12 months = (Adjusted Net Interest Income / Total Average Assets - Repos - Permanent Assets)	7.5	7.3	7.1	7.0	6.9	7.0	7.1	7.2	0.2 p.p.	0.6 p.p.
Fixed Asset Ratio (12)	47.9	47.2	46.8	46.7	47.1	45.4	45.1	44.3	0.7 p.p.	0.8 p.p.
Combined Ratio - Insurance (7)	86.8	85.9	86.5	86.3	86.4	86.1	86.9	85.5	0.9 p.p.	0.4 p.p.
Efficiency Ratio (ER) (3)	38.3	39.2	39.9	40.9	41.9	42.1	42.1	41.8	(0.9) p.p.	(3.6) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	77.4	76.7	75.9	74.1	73.6	71.8	70.8	69.6	0.7 p.p.	3.8 p.p.
Market Capitalization - R$ million (8)	150,532	145,536	146,504	134,861	135,938	128,085	136,131	124,716	3.4	10.7
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.7	6.7	6.7	6.6	6.5	6.7	6.9	7.0	-	0.2 p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.5	4.3	4.4	4.4	4.2	4.2	4.4	4.6	0.2 p.p	0.3 p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.6	3.5	3.6	3.5	3.4	3.5	3.6	3.7	0.1 p.p.	0.2 p.p.
Coverage Ratio (> 90 days (10)) (2)	187.0	189.0	187.2	186.9	193.8	192.3	190.3	188.6	(2.0) p.p.	(6.8) p.p.
Coverage Ratio (> 60 days (10)) (2)	149.8	156.6	154.2	149.9	153.7	158.9	156.8	153.5	(6.8) p.p.	(3.9) p.p.
Operating Limits %
Basel Ratio - Total (11) (12)	15.2	16.5	16.3	15.8	15.7	16.6	16.4	15.4	(1.3) p.p.	(0.5) p.p.
Tier I Capital	12.1	12.9	12.6	12.1	11.9	12.3	12.7	11.6	(0.8) p.p.	0.2 p.p.
- Common Equity	12.1	12.9	12.6	12.1	11.9	12.3	-	-	(0.8) p.p.	0.2 p.p.
Tier II Capital	3.1	3.6	3.7	3.7	3.8	4.3	3.7	3.8	(0.5) p.p.	(0.7) p.p.

  6  Economic and Financial Analysis Report – March 2015

Press Release

Main Information

	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13	Variation %
									Mar15 x Dec14	Mar15 x Mar14
Structural Information - Units
Service Points (13)	74,917	75,176	74,028	73,208	73,320	72,736	71,724	70,829	(0.3)	2.2
- Branches	4,661	4,659	4,659	4,680	4,678	4,674	4,697	4,692	-	(0.4)
- PAs (14)	3,502	3,486	3,497	3,497	3,484	3,586	3,760	3,795	0.5	0.5
- PAEs (14)	1,135	1,145	1,159	1,175	1,186	1,180	1,421	1,454	(0.9)	(4.3)
- External Terminals in Bradesco ATMs (15) (16)	1,243	1,344	1,398	1,684	2,701	3,003	3,298	3,498	(7.5)	(54.0)
- Assisted Banco24Horas Network Points (15)	12,268	12,450	12,213	12,023	11,873	11,583	11,229	11,154	(1.5)	3.3
- Bradesco Expresso (Correspondent Banks)	50,043	50,006	49,020	48,186	47,430	46,851	45,614	44,819	0.1	5.5
- Bradesco Promotora de Vendas	2,051	2,073	2,068	1,949	1,955	1,846	1,692	1,404	(1.1)	4.9
- Branches / Subsidiaries Abroad	14	13	14	14	13	13	13	13	7.7	7.7
ATMs	48,941	48,682	48,053	47,612	48,295	48,203	47,969	47,972	0.5	1.3
- Bradesco Network	31,091	31,089	31,107	31,509	32,909	33,464	33,933	34,322	-	(5.5)
- Banco24Horas Network	17,850	17,593	16,946	16,103	15,386	14,739	14,036	13,650	1.5	16.0
Employees (17)	94,976	95,520	98,849	99,027	99,545	100,489	101,410	101,951	(0.6)	(4.6)
Outsourced Employees and Interns	12,977	12,916	12,896	12,790	12,671	12,614	12,699	12,647	0.5	2.4
Customers - in millions
Active Account Holders (18) (19)	26.6	26.5	26.6	26.5	26.6	26.4	26.4	26.2	0.4	-
Savings Accounts (20)	58.1	59.1	52.9	51.8	49.0	50.9	48.3	47.7	(1.7)	18.6
Insurance Group	47.8	46.9	46.3	45.5	45.3	45.7	45.3	44.2	1.9	5.5
- Policyholders	42.0	41.1	40.5	39.6	39.4	39.8	39.5	38.4	2.2	6.6
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	-	-
- Capitalization Bond Customers	3.4	3.4	3.4	3.5	3.5	3.5	3.4	3.4	-	(2.9)
Bradesco Financiamentos (18)	3.0	3.1	3.1	3.2	3.2	3.3	3.4	3.5	(3.2)	(6.3)

(1)   Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(2)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL;

(3)   In the last 12 months;

(4)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(5)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(6)   Year-to-Date Adjusted Net Income;

(7)   Excludes additional reserves;

(8)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(9)   As defined by the Brazilian Central Bank (Bacen);

(10) Overdue Loans;

(11) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in CMN Resolutions No. 4.192/13 and 4193/13 (Basel III);

(12) As of March 2015, the ratio calculated based on the Prudential Consolidated is included, as set forth in CMN Resolution No. 4.192/13. It is important to note that the Prudential Consolidated is calculated in accordance with the regulatory guidelines set forth in CMN Resolution No. 4.280/13;

(13) The decrease in March 2015 relates to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”;

(14) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4.072/12; and PAEs – ATMs located on a company’s premises;

(15) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;

(16) This decrease relates to the sharing of external network ATMs by the Banco24Horas Network ATMs;

(17) The decrease in December 2014 includes the transfer of 2,431 employees from Scopus Tecnologia to IBM Brazil;

(18) Number of individual customers (Corporate Tax IDs (CNPJs) and Individual Taxpayer IDs (CPFs));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco    7

       Press Release

Ratings

Main Ratings

Fitch Ratings (1)
International Scale						Domestic Scale
Feasibility	Support	Domestic Currency		Foreign Currency		Domestic
bbb+	2	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
		bbb+	F2	BBB +	F2	AAA (bra)	F1 + (bra)
*
Moody's Investors Service (2)
International Scale						Domestic Scale
Foreign Currency Senior Debt		Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency
Long Term		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term
Baa1		Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+	brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1 +

(1)     In April 2015, since Brazil’s long-term sovereign credit rating outlook was downgraded from stable to negative, Fitch Ratings changed the following Bradesco’s ratings: (i) feasibility rating from “a-” to “bbb+”; (ii) long-term IDR in local currency from “A-” to “BBB+”; and (iii) short-term IDR in local currency from “F1” to “F2”; and

(2)    In March 2015, Moody´s Investors Service published its new bank rating methodology and, according to this new methodology, the Bank Financial Strength Rating (BFSR) was discontinued.

  8  Economic and Financial Analysis Report – March 2015

Press Release

Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

			R$ million
	1Q15	4Q14	1Q14
Book Net Income	4,244	3,993	3,443

Non-Recurring Events	30	139	30
- Asset Impairment (1)	-	702	-
- Reversal of Technical Reserves (2)	-	(754)	-
- Other (3)	50	127	50
- Tax Effects	(20)	64	(20)

Adjusted Net Income	4,274	4,132	3,473
0
ROAE % (4)	22.1	21.5	20.3
0
ROAE (ADJUSTED) % (4)	22.3	22.3	20.5

(1)   In the fourth quarter of 2014, it includes the impairment of: (i) Securities – Shares, classified as Available for Sale, totaling R$ 617 million; and (ii) Software, totaling R$ 85 million;

(2)   In the fourth quarter of 2014, it includes the reversal of technical reserves (OPT - Other Technical Reserves), in accordance with SUSEP Circular No. 462/13, net of the constitution of other technical reserves (PCC - Complementary Reserve for Coverage, and PDR - Related Expense Reserve);

(3)   It contemplates, primarily, the constitution of civil provisions; and

(4)   Annualized.

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco results, we use the Adjusted Income Statement for analysis and comments contained in this Economic and Financial Analysis Report, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	1Q15	4Q14	Variation		1Q15	1Q14	Variation
			1Q15 x 4Q14				1Q15 x 1Q14
			Amount	%			Amount	%
Net Interest Income	13,599	12,986	613	4.7	13,599	10,962	2,637	24.1
- Interest Earning Portion	13,273	12,686	587	4.6	13,273	10,872	2,401	22.1
- Non-Interest Earning Portion	326	300	26	8.7	326	90	236	-
ALL	(3,580)	(3,307)	(273)	8.3	(3,580)	(2,861)	(719)	25.1
Gross Income from Financial Intermediation	10,019	9,679	340	3.5	10,019	8,101	1,918	23.7
Income from Insurance, Pension Plans and Capitalization Bonds (1)	1,211	1,363	(152)	(11.2)	1,211	1,244	(33)	(2.7)
Fee and Commission Income	5,744	5,839	(95)	(1.6)	5,744	5,283	461	8.7
Personnel Expenses	(3,445)	(3,676)	231	(6.3)	(3,445)	(3,279)	(166)	5.1
Other Administrative Expenses	(3,639)	(4,159)	520	(12.5)	(3,639)	(3,486)	(153)	4.4
Tax Expenses	(1,309)	(1,211)	(98)	8.1	(1,309)	(1,114)	(195)	17.5
Companies	(20)	57	(77)	-	(20)	52	(72)	-
Other Operating Income/ (Expenses)	(1,912)	(1,360)	(552)	40.6	(1,912)	(1,391)	(521)	37.5
Operating Result	6,649	6,532	117	1.8	6,649	5,410	1,239	22.9
Non-Operating Result	(68)	(68)	-	-	(68)	(36)	(32)	88.9
Income Tax / Social Contribution	(2,275)	(2,308)	33	(1.4)	(2,275)	(1,871)	(404)	21.6
Non-controlling Interest	(32)	(24)	(8)	33.3	(32)	(30)	(2)	6.7
Adjusted Net Income	4,274	4,132	142	3.4	4,274	3,473	801	23.1

(1)   Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco    9

       Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The return on the Average Adjusted Shareholder’s Equity (ROAE) stood at 22.3% in March 2015. Such performance stems from the growth of adjusted net income, which increased by 3.4% quarter-over-quarter and 23.1% compared with the same period in the previous year. The main events that affected adjusted net income are detailed below.

Adjusted net income reached R$ 4,274 million in the first quarter of 2015, up R$ 142 million or 3.4% compared to the previous quarter, mainly due to (i) lower personnel and administrative expenses, primarily due to the seasonality of higher expenses being concentrated in the last quarter of every year; (ii) a higher net interest income, due to increased “interest” earning portion, which includes the effect of the performance of the IPCA; and partially impacted by: (iii) higher other operating expenses, net of other operating expenses; (iv) higher allowance for loan losses expenses; and (v) lower income from insurance, pension plans and capitalization bonds.

In the comparison between the first quarter of 2015 and the same period in the previous year, the adjusted net income increased R$ 801 million or 23.1%, which reflects the highest revenues due to: (i) the interest earning portion, partially due to the effect of the assets and liabilities management (ALM); (ii) the services provided; being partially offset by: (iii) higher allowance for loan losses expenses; (iv) increased operating expenses, net of other operating income; and (v) higher personnel and administrative expenses.

Shareholders’ Equity stood at R$ 83,937 million in March 2015, up 14.5% over March 2014. Basel III Ratio, calculated based on the Prudential Consolidated, stood at 15.2%, 12.1% of which was classified as Common Equity/Tier I.

Total Assets reached R$ 1.035 trillion in March 2015, a 12.2% increase over March 2014, driven by the increased turnover. Return on Average Assets (ROAA) reached 1.7%.

  10  Economic and Financial Analysis Report – March 2015

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Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The 12-month accumulated ER(1) reached 38.3% in the first quarter of 2015, again registering his best historical level. This result reflects: (i) investments in organic growth, which enabled an increase in income; and (ii) the continued efforts to control expenses, including our Efficiency Committee actions and investments in Information Technology, which have improved internal systems and processes. It should be mentioned that the
0.9 p.p. improvement compared to the previous quarter was primarily due to: (i) a higher net interest income and revenues from fee and commission; and (ii) the strict control of our operating expenses, which were held below inflation; all these factors also contributed to the improvement of the ER in the “risk-adjusted” concept, reflecting the impact of the risk associated with loan operations(2), which reached 46.9%, an improvement of 1.0 p.p. in the quarter.

The improvement in the quarterly ER was, mainly, due to: (i) lower administrative expenses, primarily due to the seasonal effect of the previous quarter, which impacted mainly advertising expenses and outsourced services; (ii) lower personnel expenses, partially due to a higher number of employees on vacation in this quarter; and (iii) the increase in the net interest income. This indicator showed an improvement of 3.8 p.p., when compared with the same period in the previous year, primarily, due to the increase in the interest earning portion and in the fees and commission income.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/(Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). If we considered the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to income generation + Insurance Sales Expenses) and (ii) net income generation of related taxes (not considering Insurance Claims and Sales Expenses), our ER accumulated in the last 12 months in the first quarter of 2015 would be 42.5%; and

(2)   Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Net Interest Income

In the comparison between the first quarter of 2015 and the fourth quarter of 2014, the R$ 613 million growth was, mainly, due to an increased income from interest earning portion, totaling R$ 587 million, particularly in “Securities/Other”, which includes the effect of the IPCA performance in the quarter.

In the year-over-year comparison, net interest income was up R$ 2,637 million, primarily due to: (i) a higher interest earning portion income, totaling R$ 2,401 million, due to a growth in business volume and an increase in Selic in the period, with regard to the effect of the assets and liabilities management (ALM), particularly in the “Credit Intermediation” and “Securities/Other”; and (ii) an increase in the non-interest earning portion, totaling R$ 236 million.

  12  Economic and Financial Analysis Report – March 2015

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Summarized Analysis of Adjusted Income

NII - Interest Earning Portion (1) – Average Rates (12 months)

						R$ million
	1Q15			1Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,242	360,622	11.4%	9,048	335,187	11.1%
Insurance	1,420	155,920	3.2%	964	136,692	2.7%
Securities/Other	1,611	371,298	1.6%	860	345,490	1.0%
0
Interest Earning Portion	13,273	-	7.3%	10,872	-	6.8%
0
	1Q15			4Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Credit Intermediation	10,242	360,622	11.4%	10,061	350,957	11.2%
Insurance	1,420	155,920	3.2%	1,253	150,537	3.0%
Securities/Other	1,611	371,298	1.6%	1,372	360,410	1.4%
0
Interest Earning Portion	13,273	-	7.3%	12,686	-	7.1%

(1)   As of the first quarter of 2015, we will adopt the new presentation of the Interest Earning Portion, which will be demonstrated in 3 sub-items (Credit Intermediation, Insurance and Securities/Other), as communicated to the market on April 20, 2015. For more information, see page 82 of
Chapter 2.

The interest earning portion rate in the last 12 months stood at 7.3% in the first quarter of 2015, up 0.2 p.p. over the previous quarter, primarily due to the interest earning portion income of “Securities/Others” and “Credit Intermediation”.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In March 2015, Bradesco’s expanded loan portfolio totaled R$ 463.3 billion. The increase of 1.8% in the quarter was largely due to Corporations, which increased 4.6%.

In the last twelve months, the portfolio increased by 7.2%, broken down by: (i) 10.4% in Corporations; (ii) 7.1% in Individuals; and (iii) 1.9% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) operations abroad; and (ii) real estate financing. For Individuals, the highlights were: (i) real estate financing; and (ii) payroll-deductible loan.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables, and farm loans.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL) (1)

In the first quarter of 2015, allowance for loan losses (ALL) stood at R$ 3,580 million, registering a variation of 8.3% over the previous quarter, and 25.1% over the first quarter of 2014, largely due to the alignment of the allowance level relating to the current expectation of loss in certain transactions with corporate customers. It is important to note that loan operations, as defined by Bacen, increased 1.7% in the quarter and 7.4% in the last 12 months.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of “excess” ALL.

For more information, see Chapter 2 of this Report.

  14  Economic and Financial Analysis Report – March 2015

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Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

The total delinquency ratio, which contemplates operations that are over 90 days past due, had a slight increase in the year-over-year and quarter-over-quarter comparison, mainly due to the downturn in economy, which impacted the growth of the portfolio of the SMEs segment.

Short-term delinquency, including operations past due between 15 and 90 days, increased both for Individuals and Corporations, which has already been expected, due to the seasonal nature of the quarter, with a possibility of recovering the historical standard, according to the following graph.

In the year-over-year comparison, this ratio remained stable, being favored due to an increase in the Individual segment.

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Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses (ALL) required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the performance of the Allowance for Loan Losses (ALL) coverage ratios, with regard to loans past due for more than 60 and 90 days. In March, 2015, these ratios stood at comfortable levels, reaching 149.8% and 187.0%, respectively.

188.6%
190.3%
192.3%
193.8%
186.9%
187.2%
189.0%
187.0%
153.5%
156.8%
158.9%
153.7%
149.9%
154.2%
156.6%
149.8%
R$ million
21,455
13,980
11,374
21,476
13,693
11,283
21,687
13,651
11,275
21,407
13,928
11,048
21,791
14,538
11,658
22,623
14,669
12,082
23,146
14,779
12,246
23,618
15,770
12,631
Jun13
Sept
Dec
Mar14
Jun
Sept
Dec
Mar15
Total Provision (1)
Loan Portfolio Overdue for over 60 Days (2)
Loan Portfolio Overdue for over 90 Days (3)
Coverage Ratio over 90 Days (1/3)
Coverage Ratio over 60 Days (1/2)

  16  Economic and Financial Analysis Report – March 2015

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the first quarter of 2015 totaled R$ 1.283 billion (R$ 1.236 billion in the fourth quarter of 2014), up 3.8% when compared to the previous quarter, and an annualized return on Adjusted Shareholder’s Equity of 27.3%.

In the comparison between the first quarter of 2015 and the same period of previous year (R$ 1.040 billion), the net income increased 23.4%.

	R$ million (unless otherwise stated)
	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13	Variation %
									1Q15 x 4Q14	1Q15 x 1Q14
Net Income	1,283	1,236	1,058	1,072	1,040	1,001	878	931	3.8	23.4
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,634	17,806	12,904	13,992	11,450	14,492	11,069	13,238	(23.4)	19.1
Technical Reserves	157,295	153,267	145,969	142,731	137,751	136,229	133,554	131,819	2.6	14.2
Financial Assets	170,395	166,022	158,207	154,261	147,725	146,064	143,423	141,984	2.6	15.3
Claims Ratio (%)	71.7	70.9	72.7	70.2	70.1	71.1	72.7	71.1	0.8 p.p.	1.6 p.p.
Combined Ratio (%)	86.8	85.9	86.5	86.3	86.4	86.1	86.9	85.5	0.9 p.p.	0.4 p.p.
Policyholders / Participants and Customers (in thousands)	47,789	46,956	46,303	45,468	45,260	45,675	45,292	44,215	1.8	5.6
Employees (unit)	7,082	7,113	7,135	7,152	7,265	7,383	7,462	7,493	(0.4)	(2.5)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	24.1	24.4	23.3	23.5	23.4	24.2	23.8	24.0	(0.3) p.p.	0.7 p.p.

(1)   The first quarter of 2015 includes the latest data released by SUSEP (February 2015).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been included.

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Summarized Analysis of Adjusted Income

The revenue increased 19.4% over the same period in the previous year, without including DPVAT insurance, mainly due to "Life and Pension", "Health" and "Capitalization" products, which were increased 26.5%, 19.7% and 11.0%, respectively.

Due to the large amount of pension plan contributions, which are historically paid in the last quarter of the financial year, the revenue of the first quarter of 2015 did not present the same result, when compared with the fourth quarter of 2014.

Net income for the first quarter of 2015 was 3.8% higher compared to the previous quarter, primarily due to: (i) an improvement in the expense ratio; (ii) a growth in income; (iii) lower general and administrative expenses, even considering the collective bargaining agreement, in January 2015; partially offset by: (iv) a decrease in equity; and (v) a 0.8 p.p. increase in the claims ratio.

Net income for the first quarter of 2015 was 23.4% higher compared to the same period in the previous year, primarily due to: (i) an increase in revenue; (ii) maintenance of the expense ratio; (iii) an improvement in income; (iv) a decrease in the administrative efficiency ratio, even considering the collective bargaining agreement, in January 2015; partially offset by: (v) a 1.6 p.p. increase in the claims ratio; and (vi) a decrease in the equity result.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No.316/14, corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the highest value between the base capital and the risk capital. For companies regulated by the ANS, Normative Resolution No.209/09 establishes that corporations should have adjusted shareholder’s equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored, and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain a capital compatible with the risks for their activities and transactions, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2015 was R$ 7.656 billion.

  18  Economic and Financial Analysis Report – March 2015

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the comparison between the first quarter of 2015 and the same period in the previous year, the increase of R$ 461 million, or 8.7%, was primarily due to: (i) an increase in the volume of operations, due to continuous investments in technology and service channels; and (ii) progress in the customer segmentation process, allowing for a more adequate offer of products and services. It must be noted that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, as a result of (a) an increased revenue (credit and debit cards); (b) increase of cards base; an increase in the incomes that resulted from: (ii) checking accounts, primarily due to a growth in businesses; (iii) fund management; (iv) loan operations, due to an increase in the volume of loan drawdowns and transactions involving sureties and guaranties within the period; (v) consortium management; and partially offset by: (vi) lower stock-market gains (underwriting/ financial advisory services).

In the first quarter of 2015, fee and commission income totaled R$ 5,744 million, with a decrease of R$ 95 million, or 1.6%, over the previous quarter, primarily due to fewer working days, which impacted on the income generated with loan operations, fund management and collection.

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the comparison between the first quarter of 2015 and the same period in the previous year, the increase of R$ 166 million, or 5.1%, was primarily due to the variation in the “structural” portion, related to higher expenses with payroll, social charges and benefits, affected by increased wage levels, in accordance with 2014 collective agreements (readjustment of 8.5%).

In the first quarter of 2015, the decrease of R$ 231 million, or 6.3%, from the previous quarter, is a result of variations in:

•         structural expenses – a decrease of R$ 120 million, mainly due to a higher number of employees on vacation, which is common in the first quarter of every year; and

•         non-structural expenses – a decrease of R$ 111 million, primarily due to lower expenses with: (i) provision for labor claims; (ii) training; and (iii) costs with termination and charges of employment contracts.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

(1)   The decrease in the fourth quarter of 2014 includes the transfer of 2,431 employees from Scopus Tecnologia to IBM Brazil.

  20  Economic and Financial Analysis Report – March 2015

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Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first quarter of 2015 and the same period in the previous year, the 4.4% increase was primarily due to a consistent cost control, despite increasing expenses with: (i) growth in turnover and services in the period; (ii) contractual adjustments; and (iii) expansion of 1,597 Service Points in the period, bringing the total number of Service Points to 74,917 on March 31, 2015. The inflation index (IPCA) performance over the past 12 months should also be highlighted, since it reached 8.1%.

In the first quarter of 2015, the decrease of 12.5% or R$ 520 million, in the administrative expenses over the previous quarter, was mainly due to lower expenses with: (i) advertising and marketing, due to the reinforcement of investments in actions to maintain the institutional positioning and support the offer of products, carried out at the end of 2014; and (ii) outsourced services, which are largely impacted by the seasonal effect of the increase in transactions and services mainly in the fourth quarter of each year.

(1)   The decrease in March 2015 relates to (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network” and (ii) the deactivation of ATMs from “Assisted Banco24Horas Network Points”.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$ 1,912 million in the first quarter of 2015, a R$ 552 million increase over the previous quarter, and R$ 521 million over the first quarter of 2014, largely due to the constitution of tax provisions, relating to the levy of pension plan contributions and IRPJ/CSLL on credit losses, in the amount of R$ 475 million.

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Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

The expenses with income tax and social contribution remained practically stable in the first quarter of 2015 over the previous quarter, and increased 21.6%, when compared to the same period of 2014, mainly due to the highest taxable results in the period.

Unrealized Gains

Unrealized gains totaled R$ 19,815 million in the first quarter of 2015, a R$ 472 million increase over the previous quarter. Such variation is mainly due to: (i) the appreciation of investments, particularly Cielo and Odontoprev shares, which increased by 9.6% and 10.2% respectively, in the quarter;partially offset by (ii) the devaluation of fixed income securities.

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Capital Ratios - Basel III

Basel Ratio

The implementation of the new capital structure in Brazil began in October 2013. Through the CMN Resolution No. 4.192/13, Bacen provided a new methodology to calculate Capital, replacing CMN Resolution No. 3.444/07. Since then, the Capital started being calculated based on CMN Resolution No. 4.192/13, which established that the calculation must be made based on the "Prudential Consolidated", as of January 2015.

In March 2015, the Capital of the Prudential Consolidated stood at R$ 93,608 million, against risk-weighted assets totaling R$ 614,574 million. The total Basel Ratio stood at 15.2% in the Prudential Consolidated, and 12.1% for the Common Equity.

The difference in the comparison between the current method to calculate the Prudential Consolidated, and the previous Financial Consolidated, is mainly due to the consolidation of companies that are similar to financial institutions (Bradesco Consórcios, Cielo, among others) and investment funds, which became the scope, according to the current legislation.

It is worth noting that the decrease in the first quarter of 2015 is, largely, due to: (i) the change to the factor that has been applied to the prudential adjustments, according to CMN Resolution No. 4.192/13, which went from 20% in December 2014, to 40% as of January 2015; and (ii) the effect of the purchase of intangible assets by our subsidiary Cielo.

Full Impact – Basel III

We included a Basel III simulation, considering the opening of some of the main future adjustments, which include: (i) the application of 100% of the deductions provided in the implementation schedule; (ii) the allocation of resources, obtained via payment of dividends, of our Insurance Group; and (iii) the realization of tax credits arising from tax losses up to December 2018, for a rate of 12.0% of common equity, which, added to funding obtained via subordinated debt, may amount to an approximate Tier I ratio of 13.5%, in the end of 2018.

(1)   Includes the allocation of resources, obtained via payment of dividends, of the Insurance Group.

Buffer Capital/Return on the Common Equity at 11%

Banco Bradesco has improved its measurement methodology, and structured processes for buffer capital, so that it can maintain enough capital available to cope with the risks incurred.

The Governance structure responsible for the evaluations and approvals of buffer capital is composed of a Committee subordinated to the Board of Directors, and Committees that report to the Board of Executive Officers.

This structure decided to maintain a minimum buffer capital of approximately 27%, considering the minimum regulatory capital of 11%.

Considering the minimum required Common Equity of 11% according to the full interpretation of Basel III rules, profitability would be 25.3% in the first quarter of 2015.

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Economic Scenario

The international volatility remained high during the first quarter of the year, especially in the foreign-exchange market. The persistence of the movement of decline in the prices of commodities was added to the frustration with the performance of the Chinese economy, with a direct (and negative) impact on emerging economies. At the same time, the expectation of proximity of the beginning of monetary normalization in the USA was consolidated, which sustained the trend of appreciation of the dollar in relation to the other currencies. Finally, the risks that the persistently low inflation in the area of the Euro frustrates the resuming of the block, which led the European Central Bank (ECB) to expand their asset purchase program, including sovereign securities of the member countries of the European block.

Although the growth of the North American economy has shown some accommodation in the first three months of the year, the trajectory of recovery persists. Thus, the Federal Reserve (Fed) intensified the signal that it will start the process of monetary normalization. As a result, the dollar deepened its trend of strengthening in relation to the other countries.

The international volatility was also influenced negatively by the renewed political risk in Europe, in face of the difficulty of extending the Greek adjustment program. Even so, the performance of the economic activity of the block was positively surprising in the first quarter. On the other hand, China showed more intense deceleration than expected, compatible with the rate of growth of the GDP inferior to the target of 7.0%, established by the government of the country.

The loss of exchange terms due to the dropping prices of commodities on a world level, and the trend of international appreciation of the dollar create challenges to emerging nations’ management of economic policy. On the other hand, this very same global scenario also creates some valuable opportunities for countries that adopt effective economic and institutional differentiation measures.

Under this context, the macroeconomic adjustments adopted by the Brazilian government since the beginning of the year reinforce their commitment with sustainable policies. Efforts in this direction represent a requirement for the maintenance of the economic predictability and income gains, in addition to raising the confidence level of families and business people.

Indicators for domestic economic activities have been modest, further highlighting the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the breakdown of growth over the next few years, which should be favored by the increased share of the capital market in funding of these projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels. The scenario is still very promising for the Brazilian banking and insurance sectors.

  24  Economic and Financial Analysis Report – March 2015

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Main Economic Indicators

Main Indicators (%)	1Q15	4Q14	3Q14	2Q14	1Q14	4Q13	3Q13	2Q13
Interbank Deposit Certificate (CDI)	2.81	2.76	2.72	2.51	2.40	2.31	2.12	1.79
Ibovespa	2.29	(7.59)	1.78	5.46	(2.12)	(1.59)	10.29	(15.78)
USD – Commercial Rate	20.77	8.37	11.28	(2.67)	(3.40)	5.05	0.65	10.02
General Price Index - Market (IGP-M)	2.02	1.89	(0.68)	(0.10)	2.55	1.75	1.92	0.90
Institute of Geography and Statistics (IBGE)	3.83	1.72	0.83	1.54	2.18	2.04	0.62	1.18
Federal Government Long-Term Interest Rate (TJLP)	1.36	1.24	1.24	1.24	1.24	1.24	1.24	1.24
Reference Interest Rate (TR)	0.23	0.26	0.25	0.15	0.19	0.16	0.03	-
Savings Account (Old Rule) (1)	1.75	1.77	1.76	1.66	1.70	1.67	1.54	1.51
Savings Account (New Rule) (1)	1.75	1.77	1.76	1.66	1.70	1.67	1.47	1.30
Business Days (number)	61	65	66	61	61	64	66	63
Indicators (Closing Rate)	Mar15	Dec14	Sept14	Jun14	Mar14	Dec13	Sept13	Jun13
USD – Commercial Selling Rate - (R$)	3.2080	2.6562	2.4510	2.2025	2.2630	2.3426	2.2300	2.2156
Euro - (R$)	3.4457	3.2270	3.0954	3.0150	3.1175	3.2265	3.0181	2.8827
Country Risk (points)	322	259	239	208	228	224	236	237
Basic Selic Rate Copom (% p.a.)	12.75	11.75	11.00	11.00	10.75	10.00	9.00	8.00
BM&F Fixed Rate (% p.a.)	13.52	12.96	11.77	10.91	11.38	10.57	10.07	9.39

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.a. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a. the yield will be 70% of the Selic rate + TR.

Projections for 2017

%	2015	2016	2017
USD - Commercial Rate (year-end) - R$	3.00	3.10	3.20
Extended Consumer Price Index (IPCA)	8.0	5.7	5.0
General Price Index - Market (IGP-M)	5.60	5.50	5.00
Selic (year-end)	13.00	11.50	10.50
Gross Domestic Product (GDP)	(1.50)	1.00	2.00

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Guidance

Bradesco's Outlook for 2015

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	5 to 9%
Individuals	8 to 12%
Companies	4 to 8%
NII - Interest Earning Portion	6 to 10%
Fee and Commission Income	8 to 12%
Operating Expenses (2)	5 to 7%
Insurance Premiums	12 to 15%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

    26  Economic and Financial Analysis Report – March 2015

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First quarter of 2015

					R$ million
	1Q15
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	9,281	4,318	13,599	-	13,599
ALL	(3,853)	273	(3,580)	-	(3,580)
Gross Income from Financial Intermediation	5,428	4,591	10,019	-	10,019
Income from Insurance, Pension Plans and Capitalization Bonds	1,211	-	1,211	-	1,211
Fee and Commission Income	5,701	43	5,744	-	5,744
Personnel Expenses	(3,445)	-	(3,445)	-	(3,445)
Other Administrative Expenses	(3,681)	42	(3,639)	-	(3,639)
Tax Expenses	(1,017)	(292)	(1,309)	-	(1,309)
Companies	(20)	-	(20)	-	(20)
Other Operating Income/Expenses	(2,732)	771	(1,962)	50	(1,912)
Operating Result	1,445	5,155	6,599	50	6,649
Non-Operating Result	(36)	(33)	(68)	-	(68)
Income Tax / Social Contribution and Non-controlling Interest	2,835	(5,122)	(2,287)	(20)	(2,307)
Net Income	4,244	-	4,244	30	4,274

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 5,398 million.

Bradesco    27

       Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Fourth quarter of 2014

					R$ million
	4Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	11,524	845	12,369	617	12,986
ALL	(3,780)	473	(3,307)	-	(3,307)
Gross Income from Financial Intermediation	7,743	1,318	9,061	617	9,679
Income from Insurance, Pension Plans and Capitalization Bonds	2,117	-	2,117	(754)	1,363
Fee and Commission Income	5,787	52	5,839	-	5,839
Personnel Expenses	(3,676)	-	(3,676)	-	(3,676)
Other Administrative Expenses	(4,229)	70	(4,159)	-	(4,159)
Tax Expenses	(1,012)	(239)	(1,251)	40	(1,211)
Companies	57	-	57	-	57
Other Operating Income/Expenses	(2,134)	562	(1,572)	212	(1,360)
Operating Result	4,655	1,763	6,418	115	6,532
Non-Operating Result	(178)	110	(68)	-	(68)
Income Tax / Social Contribution and Non-controlling Interest	(484)	(1,872)	(2,356)	24	(2,332)
Net Income	3,993	-	3,993	139	4,132

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 2,100 million.

  28  Economic and Financial Analysis Report – March 2015

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First quarter of 2014

					R$ million
	1Q14
	Book Income Statement	Managerial Reclassifications (1)	Income Statement prior to Non-recurring Events	Non-Recurring Events	Adjusted Income Statement

Net Interest Income	12,770	(1,808)	10,962	-	10,962
ALL	(3,251)	390	(2,861)	-	(2,861)
Gross Income from Financial Intermediation	9,519	(1,418)	8,101	-	8,101
Income from Insurance, Pension Plans and Capitalization Bonds	1,244	-	1,244	-	1,244
Fee and Commission Income	5,190	93	5,283	-	5,283
Personnel Expenses	(3,279)	-	(3,279)	-	(3,279)
Other Administrative Expenses	(3,515)	29	(3,486)	-	(3,486)
Tax Expenses	(1,141)	27	(1,114)	-	(1,114)
Companies	52	-	52	-	52
Other Operating Income/Expenses	(2,052)	612	(1,441)	50	(1,391)
Operating Result	6,018	(657)	5,360	50	5,410
Non-Operating Result	(109)	73	(36)	-	(36)
Income Tax / Social Contribution and Non-controlling Interest	(2,465)	584	(1,881)	(20)	(1,901)
Net Income	3,443	-	3,443	30	3,473

(1)   Includes managerial reclassifications in items from the income statement, which allow a better analysis of business items, particularly hedge adjustment, which represents the partial result of derivatives used for hedge investments abroad, which in terms of Net income, simply cancels the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, in the amount of R$ 623 million.

Bradesco    29

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       Press Release

  30  Economic and Financial Analysis Report – March 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.